September 27, 2016

VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010
Attention:	John Reynolds
David Link

Re:	Golden Minerals Company
Registration Statement on Form S-3
Filed August 23, 2016
File No. 333-213268

Dear Mr. Reynolds:

On behalf of Golden Minerals Company, a Delaware corporation (the “Company”), set forth below is the Company’s response to the comments of the Staff of the Division of Corporation Finance, which were delivered in your comment letter dated September 13, 2016 regarding the Company’s Registration Statement on Form S-3 as filed August 23, 2016 (File No. 333-213268) (the “Registration Statement”).

For the convenience of the Staff, we have transcribed the comment being addressed.  Terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement.

Comment

1.              Given the nature of the offering, the size of the offering compared to the number of shares outstanding held by non-affiliates, the selling shareholders relationship to the company and the length of time the selling shareholders have held the shares, it appears that these securities might be offered by you or on your behalf. Please provide us with a detailed analysis of why this offering is not being conducted by you or on your behalf. Your analysis should address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09, which can be found at SEC.gov.

Response to Comment

The Company acknowledges the Staff’s comment and respectfully submits that the proposed offering of shares of the Company’s common stock by the Selling Stockholders as contemplated in the Registration Statement is not being conducted by or on behalf of the Company. As suggested by the Staff, we reviewed the guidance set forth in CD&I 612.09, and note that the Commission will consider the following six factors in determining whether an offering in question is a true secondary offering or a primary offering on behalf of the issuer:

•                  how long the selling shareholders have held the shares;

•                  the circumstances under which they have received them;

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•                  their relationship to the issuer;

•                  the amount of shares involved;

•                  whether the sellers are in the business of underwriting securities; and

•                  whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

In support of our position, we address each factor listed above in the analysis below for (i) Sentient Global Resources Fund IV, L.P. (“Sentient”), and (ii) Anson Investments Master Fund LP (“Anson”), CVI Investments Master Fund LP (“CVI”), Hudson Bay Master Fund Ltd. (“Hudson Bay”) and Intracoastal Capital LLC (“Intracoastal”, and together with Anson, CVI and Hudson Bay, collectively, the “Warrant Holders”), and together with Sentient, the “Selling Stockholders”.

SENTIENT

Background

Historical Transactions

Sentient is a private equity fund managed by The Sentient Group, an independent private equity firm that manages investments in the global resources industry.  Sentient (together with their affiliated entities) has been investing in the Company since 2009 and has made follow-on investments in the Company to secure the natural resource in a declining commodities and stock market for junior exploration companies. Together with certain other funds managed by The Sentient Group, Sentient is the Company’s largest stockholder, holding in the aggregate approximately 47% of the Company’s issued and outstanding common stock after the Conversions (described in more detail below).

The following table summarizes the investment activity of Sentient affiliated entities in the Company since 2009:

Date	Number of Shares/Units	Price Per Share/Unit	Investment Amount

December 30, 2009	745,318	C$7.06	$5.0 million
March 18, 2010	844,694	C$7.06	$5.9 million
October 11, 2010	1.038 million	$18.50	$19.2 million
September 18, 2012	1.365 million	$5.4625	$7.5 million
September 10, 2014	5.8 million	$0.817	$4.7 million
October 27, 2015	$5.0 million loan	$0.17 - $0.29	$5.0 million

Sentient Note and Conversion

On October 27, 2015, the Company borrowed $5.0 million from Sentient, pursuant to the terms of a Senior Secured Convertible Note (the “Note”) and a related loan agreement (the “Sentient Loan”), with principal and accrued interest due on October 27, 2016. The Sentient Loan was made under a formal Loan Agreement with ancillary documents, all negotiated at an arm’s length by the respective parties and their attorneys. To comply with the stock exchange rules in the United States and Canada, the Company received stockholder approval on January 19, 2016 to allow the Note principal and accrued interest to be converted, solely at

Sentient’s option, into shares of the Company’s common stock at a price equal to the lowest of: 1) $0.29, 90% of the 15-day volume weighted average price (“VWAP”) for the period immediately preceding the loan closing date, 2) 90% of the 15-day VWAP for the period immediately preceding the loan conversion date, or 3) an anti-dilution adjusted price based on the lowest price for which the Company has sold its stock following the loan closing date.

On February 11, 2016, Sentient converted approximately $4.0 million of principal and accrued interest  into 23,355,000 shares (the “February Shares”) of the Company’s common stock at an exercise price of approximately $0.172 per share, equal to 90% of the 15-day VWAP immediately preceding the conversion date (the “February Conversion”). On June 10, 2016, Sentient converted the remaining approximately $1.1 million of principal and accrued interest into 4,011,740 shares (the “June Shares” and together with the February Shares, the “Sentient Shares”) of the Company’s common stock at an exercise price of approximately $0.289 per share, equal to 90% of the 15-day VWAP immediately preceding the loan’s original issue date (the “June Conversion” and together with the February Conversion, the “Conversions”). The Sentient Shares were issued outside the United States pursuant to an exemption from registration under Regulation S under the Securities Act of 1933, as amended (the “Securities Act”).

On February 11, 2016 in connection with the February Conversion, the Company entered into a registration rights agreement with Sentient (the “February Registration Rights Agreement”). On June 10, 2016 in connection with the June Conversion, the Company entered into another registration rights agreement with Sentient (the “June Registration Rights Agreement” and together with the February Registration Rights Agreement, the “Registration Rights Agreements”). The Registration Rights Agreements require that the Company register, at the Company’s expense, any shares received by Sentient upon conversion of all or a part of the Note within a reasonable period of time and to maintain the effectiveness of such shares.  The Registration Rights Agreements also provide for penalties up to a maximum of 3% of the value of the shares received in the case that the shares are not registered and declared effective within a reasonable timeframe.

Analysis

(1)                                 How long the selling stockholder has held the shares.

Sentient acquired 23,355,000 shares of the Company’s common stock in connection with the February Conversion on February 11, 2016 and has held the shares continuously during the over seven months that have passed since the conversion. Sentient acquired 4,011,740 shares of the Company’s common stock in connection with the June Conversion on June 10, 2016 and has held the shares continuously during the over three months that have passed since the conversion. The 27,366,740 Sentient Shares to be registered for resale under the Registration Statement represent the maximum number of shares issuable under the Note.

Pursuant to the Registration Rights Agreements, the Company is required to file a registration statement with the SEC regarding the Sentient Shares approximately nine months after the respective conversions.  As such, the Company believed that it was in the best interests of Sentient and the Company’s other stockholders to avoid the expenses of the registration process twice and to include the June Shares and February Shares in one registration statement. We believe that a holding period of over seven months for the February Shares is consistent with a purchase made for investment purposes, and is inconsistent with a purchase made with a view of distribution. Although the June Shares were acquired over three months ago, the length of time that Sentient has owned other equity in the Company demonstrates that Sentient acquires the Company’s securities, including the Sentient Shares under the Registration Statement, with the intention to hold them as an investment and not as underwriters with intent to distribute them. Further, as discussed above, Sentient has held the Note for approximately eleven months from the date of this letter and was immediately at market risk once the Note was issued in October 2015.

Nor should the February and June Conversions be viewed in isolation.  As shown in the Sentient summary investment table above, the purchase of the Note in 2015 and conversion of the Note in 2016 are merely the latest tranches in a series of capital infusions that Sentient has made in the Company over the course of six years, which we respectively believe is hardly the profile of an investor engaged in a distribution of securities.

By looking at the overall history of Sentient’s investments made in the Company as far back as 2009, it is clear that Sentient holds its investment in the Company for the long-term. After each investment since 2009, Sentient has filed a Schedule 13D with the SEC disclosing its investment intent. As further evidence of its investment intent, despite the fact that shares of the Company’s common stock issued to Sentient in prior investment rounds have been registered for resale, and are otherwise eligible to be resold subject to Rule 144, Sentient has never sold any of its Company shares. Further, all of the Sentient Shares being registered for resale under the Registration Statement were issued and sold pursuant to the Note in which Sentient made specific representations to the Company that it was acquiring the Sentient Shares as a principal investment and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the Sentient Shares. This same investment representation was made by Sentient in each previous subscription agreement in which it acquired securities of the Company.

(2)                                 The circumstances under which the selling stockholder has received the shares.

As described above, Sentient acquired the Sentient Shares upon full conversion of the Note in a bona fide private placement transaction pursuant to Regulation S under the Securities Act. In the Note, in addition to the investment intent representations noted above in part (1), Sentient made customary private placement representations to the Company, including that Sentient (i) is not a “U.S. person” as defined in Rule 902 under the Securities, (ii) is acquiring the shares outside of the United States in accordance with Regulation S under the Securities Act, and (iii) purchased the shares for Sentient’s own account or for the account of one or more affiliates of Sentient who are non-U.S. persons located outside the United States.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that Sentient has any plans to effect a distribution of the Sentient Shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

(3)                              The relationship of the selling stockholder to the issuer.

Sentient currently owns approximately 47% of the Company’s outstanding common stock. Giving effect to the beneficial ownership rules and assuming exercise of Sentient’s currently exercisable warrants, Sentient’s beneficial ownership is approximately 49% of the Company’s common stock. The Sentient Loan and resulting Conversions were entered into to support the Company’s growth and financial stability.  As indicated in its public filings, the Company, like most exploration stage mining companies, has experienced ongoing needs for cash to finance further exploration and liquidity needs. Sentient’s ongoing participation in the Company’s financings, including the Sentient Loan and resulting Conversions, is consistent with its investment intent to protect its investment over the long-term.

The Company does not have an underwriting relationship with Sentient. As noted above, Sentient has been an investor in the Company since 2009, and has acquired its shares as an investment in the Company, not acting as a conduit for the Company. To the extent Sentient sells shares pursuant to the Registration Statement, Sentient will retain all proceeds therefrom. In contrast, in an underwritten offering, the issuer would receive the proceeds of the offering, either before or after the sales by the underwriters.

The Registration Statement was filed by the Company to comply with its obligations under the Registration Rights Agreements entered into in connection with the Conversions. The parties negotiated the Registration Rights Agreement for a variety of business reasons, including providing enhanced liquidity if and when Sentient determines to sell any portion of its investment. The Company did not enter into the Registration Rights Agreement for the purposes of conducting an indirect primary offering. From the point of view of the Company, filing the Registration Statement entails incremental legal, accounting and printing costs and filing fees with no offsetting monetary benefits to the Company. The Company will not receive any of the proceeds from the offering of shares contemplated by the Registration Statement.

One of the Company’s current board members, Andrew Pullar, was appointed to the Company’s board of directors in July 2013. Mr. Pullar is the Chief Executive Officer and a director of The Sentient Group. The Company’s board has determined that Mr. Pullar is not an independent director under NYSE MKT and SEC rules, in part, because of his officer and director role with The Sentient Group. Mr. Pullar recused himself from consideration, authorization and approval of the Sentient Loan and the transactions with Sentient contemplated thereunder, due to his respective current and past relationships with The Sentient Group. Additionally, pursuant to an agreement entered into between the Company and a fund managed by The Sentient Group in connection with its initial investment in the Company in 2009, the Company agreed to nominate one individual designated by The Sentient Group for election to the Company’s board of directors. Notwithstanding Sentient’s involvement on the Company’s board, Sentient is not acting on behalf of the Company with respect to the Sentient Shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with Sentient that would control the timing, nature and amount of resales of the Sentient Shares (or any other shares held by Sentient) following the effectiveness of the Registration Statement or whether such shares are even resold at all under the Registration Statement. In addition, the Company will not receive any of the proceeds from any resale of the Sentient Shares by Sentient under the Registration Statement.

(4)                                 The number of shares being sold.

As of September 27, 2016, the Company had 88,920,041 shares of common stock outstanding. As discussed above, with respect to Sentient, the Company seeks to register an aggregate of 27,366,740 shares of common stock on behalf of Sentient pursuant to the Registration Statement, which represents approximately 30.8% of the total number of shares of common stock issued and outstanding as of September 27, 2016.  Such shares represent approximately 59% of the Company’s public float as of June 30, 2016 after the consummation of the June Conversion. We concede that the number of shares to be registered for resale by Sentient is a large percentage of the Company’s outstanding common stock and of the Company’s common stock held by non-affiliates. However, we note that the amount of shares to be registered is only one factor cited in C&DI 612.09, and is not controlling. Additionally, we believe that the Staff’s guidance in C&DI 612.12 is informative. C&DI 612.12 states in its entirety:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

This guidance suggests that a single, large stockholder holding an even higher percentage than Sentient of a registrant’s outstanding common stock can effect a valid secondary offering of shares under Rule 415(a)(1)(i) unless facts other than the mere percentage of ownership indicate that the stockholder is acting as a conduit for the issuer.

Further, in January 2016, the Company held a special meeting in which the Company’s stockholders approved the conversion feature of the Note, thereby approving the varying amount of shares that could be issued to Sentient upon conversion. Sentient voluntarily voted pro-rata with the Company’s other stockholders so as not to influence the outcome of the vote.

(5)                                 Whether the selling stockholder is in the business of underwriting securities.

The Company understands that Sentient is not in the business of underwriting securities and is not a registered broker-dealer. Sentient is in the natural resource industry. The Company represents a strategic investment to Sentient’s natural resource portfolio. Sentient has been investing in the Company since 2009 and has made follow-on investments to secure the natural resource investment in a declining commodities and stock market for junior exploration companies.

Section 2(a)(11) of the Securities Act defines the term “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. Sentient has represented to the Company in the Note transaction documents and previous transaction documents that it owns the Company’s shares of common stock for its own account for investment purposes and not with a view towards distribution.

In addition, there is no evidence that a distribution would occur if the Registration Statement were declared effective. Under Rule 100(b) of Regulation M, a “distribution” requires special selling efforts. Accordingly, special selling efforts and selling methods must be employed before an offering can constitute a distribution. In this case, there is no evidence that any special selling efforts or selling methods have or would be employed if all of the Sentient Shares covered by the Registration Statement were registered.

(6)                                 Whether under all the circumstances it appears that the selling stockholder is acting as a conduit for the issuer.

Based on the foregoing analysis, the Company respectfully submits that the facts support the determination that Sentient is not acting as a conduit for the Company.

Sentient has held the February Shares and June Shares for over seven months and three months, respectively. However, Sentient has held the convertible Note for approximately eleven months since October 2015 and was immediately at market risk at that time. Most importantly, Sentient has been investing in the Company since 2009 and has not yet sold any of the Company’s securities, further evidencing its investment intent to protect its investment in the Company over the long-term. Sentient made representations to the Company regarding this investment intent, representing that it owns the Company’s shares of common stock for its own account for investment purposes and not with a view towards distribution.

Sentient acquired such securities in a bona fide private placement transaction pursuant to Regulation S under the Securities Act, in which, in addition to the investment intent representations, it made typical private placement representations to the Company.

The Registration Statement was filed by the Company to comply with its obligations under the Registration Rights Agreements entered into in connection with the Conversions. The Company did not enter into the Registration Rights Agreement for the purposes of conducting an indirect primary offering. Filing the Registration Statement entails costs and fees with no offsetting monetary benefits to the Company. The Company will not receive any of the proceeds from the offering of shares contemplated by the Registration Statement.

The Company does not have an underwriting relationship with Sentient. To the Company’s knowledge, Sentient is not a registered broker-dealer and is not in the business of underwriting securities. Sentient is in the natural resource industry and has acquired the Sentient Shares for investment purposes for its own account and not with a view towards distribution.  Sentient is not acting on behalf of the Company with respect to the Sentient Shares being registered for resale under the Registration Statement.

These facts and the foregoing analysis in the aggregate support the conclusion that Sentient is not acting on behalf of the Company or as a conduit for the Company.

For the reasons described above, the Company respectfully submits to the Staff that the proposed offering of the Sentient Shares by Sentient as contemplated by the Registration Statement is a secondary offering and not an indirect primary offering and is not being conducted by or on behalf of the Company.

WARRANT HOLDERS

Background

On May 2, 2016, the Company entered into a Securities Purchase Agreement with the Warrant Holders (the “Securities Purchase Agreement”) providing for the issuance and sale by the Company in a registered direct offering (the “Offering”) of 8,000,000 shares of common stock at a price of $0.50 per share, and in a concurrent private placement transaction (the “Private Placement”), the issuance of common stock purchase warrants (the “Warrants”) to purchase up to 6,000,000 shares of common stock at an exercise price of $0.75 per share (the “Warrant Shares”), for aggregate gross proceeds of $4.0 million. The Warrants (and underlying Warrant Shares proposed to be registered pursuant to the Registration Statement) were offered and sold without registration under the Securities Act in reliance on the exemptions provided by Section 4(a)(2) of the Act and/or Regulation D promulgated thereunder.

It is important to note that Sentient did not participate in the Offering or Private Placement. The reason the Sentient Shares and Private Placement Warrant Shares were combined in the Registration Statement is because the Company believed that it was in the best interests of the Company’s stockholders to avoid the expenses of the registration process multiple times and to include the Warrant Shares in one registration statement with the Sentient Shares.

Analysis

(1)                                 How long the selling stockholder has held the shares.

The Warrant Holders acquired the Warrants on May 2, 2016 and have held the Warrants continuously during the approximately five months that have passed since the Private Placement. Pursuant to the terms of the Securities Purchase Agreement, each of the Warrant Holders made typical investment intent representations, including that each of the Warrant Holders were acquiring such securities as principal for their own account and not with a view to or for distributing or reselling such securities and had no direct or indirect arrangement or understandings with any other persons or regarding the distribution of such securities.

There is no evidence to suggest that those representations are false. The fact that the 6,000,000 Warrant Shares are now being registered for resale is not evidence that the Warrant Holders desire to effect an immediate distribution. In fact, there is no requirement pursuant to the Securities Purchase Agreement or Warrant Agreement entered into among the Company and warrant agent (the “Warrant Agreement”), that the Company has to register the Warrant Shares with the SEC. The Company is electing to and would benefit from registering the Warrant Shares so that the Warrant Holders may only effectuate a cash exercise of the Warrants (as opposed to a cashless exercise) pursuant to the Warrant Agreement. The Securities Purchase Agreement, Warrant Agreement and other ancillary documents, were all negotiated at an arm’s length by the respective Warrant Holders and their attorneys.

(2)                                 The circumstances under which the selling stockholder has received the shares.

The Warrant Holders acquired the Warrants in a bona fide private placement in reliance on the exemptions provided by Section 4(a)(2) of the Act and/or Regulation D promulgated thereunder. As part of the transaction, each of the Warrant Holders made customary investment and private placement representations to the Company in the Securities Purchase Agreement, including that each of them (i) is acquiring the Warrants and Warrant Shares as principal for their own account and not with a view to the resale or other distribution of such securities, (ii) has no arrangements or understandings with any persons to distribute the securities, (iii) is an “accredited investor” under Rule 501(a) under the Securities Act, (iv) has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of its investment in the securities, (v) is able to bear the economic risk of an investment in the securities and a complete loss of such investment and (vi) understands that the Warrants and Warrant Shares must be held until the offering of such securities is registered under the Securities Act or an exemption from registration is available. The Company is not aware of any facts that would indicate that these representations were false and, as such, we believe that this is indicative of each of the Warrant Holder’s investment intent.

(3)                              The relationship of the selling stockholder to the issuer.

Each of the Warrant Holders became an investor in the Company through a bona fide private placement transaction that closed on May 2, 2016. The Securities Purchase Agreement was negotiated separately with each Warrant Holder, and accordingly, the terms of each of the Warrant Holder’s investment in the Company were subject to arms’ length negotiations. The Warrant Holders were not investing as a group, but investing individually and separately.

Prior to entering into the Securities Purchase Agreement, the Company had no material relationship with any of the Warrant Holders, except for immaterial prior investments in the Company’s previous public offerings. For example, prior to the Private Placement, CVI, Anson and Hudson each beneficially owned approximately 1.11%, 0.54% and 0.39% of the Company’s common stock, respectively, through each Warrant Holder’s previous warrant holdings acquired in previous public offerings.

(4)                              The number of shares being sold.

As of September 27, 2016, the Company had 88,920,041 shares of common stock outstanding and the Company seeks to register 6,000,000 shares of common stock on behalf of the Warrant Holders pursuant to the Registration Statement, which represents approximately 6.75% of the total number of shares of common stock issued and outstanding as of September 27, 2016.  Such shares represent approximately 13% of the Company’s public float as of June 30, 2016.

The relatively minor percentage of shares should not be construed as a primary offering on behalf of the Company.

(5)                              Whether the selling stockholder is in the business of underwriting securities.

The Company understands that each of the Warrant Holders is not in the business of underwriting securities and is not a registered broker-dealer. Each of the Warrant Holders has represented that it owns the securities being registered pursuant to the Registration Statement for its own account for investment purposes and not with a view towards distribution.

(6)                              Whether under all the circumstances it appears that the selling stockholder is acting as a conduit for the issuer.

Based on the foregoing analysis, the Company respectfully submits that the facts support the determination that each of the Warrant Holders is not acting as a conduit for the Company.

The Warrant Holders have held the Warrant for approximately five months. Each of the Warrant Holders represented that it owns the securities being registered pursuant to the Registration Statement for its own account for investment purposes and not with a view towards distribution. The Warrant Holders acquired the Warrants in a bona fide private placement transaction, in which, in addition to the investment intent representations, it made typical private placement representations to the Company. The amount of Warrant Shares being registered under the Registration Statement equate to a minor percentage of the Company’s outstanding common stock. To the Company’s knowledge, none of the Warrant Holders are registered broker-dealers and are not in the business of underwriting securities.

These facts and the foregoing analysis in the aggregate support the conclusion that none of the Warrant Holders is not acting on behalf of the Company or as a conduit for the Company.

For the reasons described above, the Company respectfully submits to the Staff that the proposed offering of the Warrant Shares by the Warrant Holders as contemplated by the Registration Statement is a secondary offering and not an indirect primary offering and is not being conducted by or on behalf of the Company.

*   *   *   *   *

We hope that the foregoing has been responsive to the Staff’s comments. Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7499.

Sincerely,

/s/ Deborah Friedman
for
DAVIS GRAHAM & STUBBS LLP

cc:	Jonathan Burr
Warren Rehn
Robert Vogels